FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

11 November 2009

HSBC BANK CANADA

THIRD QUARTER 2009 RESULTS^

•	Net income attributable to common shares was C$101 million for the quarter ended 30 September 2009, a decrease of 15.8 per cent over the same period in 2008.^^

•	Net income attributable to common shares was C$300 million for the nine months ended 30 September 2009, a decrease of 34.5 per cent over the same period in 2008.^^

•

Return on average common equity was 11.8 per cent for the quarter ended 30 September 2009 and 11.7 per cent for the nine months ended 30 September 2009 compared with 13.6 per cent and 17.8 per cent respectively for the same periods in 2008.^^

•

The cost efficiency ratio was broadly stable at 52.2 per cent for the quarter ended 30 September 2009 and 50.0 per cent for the nine months ended 30 September 2009 compared with 53.0 per cent and 49.7 per cent respectively for the same periods in 2008.^^

•	Total assets were C$71.6 billion at 30 September 2009 compared with C$71.5 billion at 30 September 2008.^^

•	Total funds under management increased to C$27.0 billion at 30 September 2009 compared with C$24.6 billion at 30 September 2008.

•	Tier 1 capital ratio of 11.7 per cent and a total capital ratio of 14.4 per cent at 30 September 2009 compared to 10.6 per cent and 13.2 per cent respectively at 30 September 2008.^^^

^    Results are prepared in accordance with Canadian generally accepted accounting principles.
^^    Restated to reflect accounting for the acquisition of HSBC Financial Corporation Limited ("HSBC Financial") on 30 November 2008. Results for the quarter and nine months ended 30 September 2008 have been restated to combine the previously reported results of the bank with those of HSBC Financial to reflect the continuity of interests method of accounting, as detailed in note 2 to the consolidated financial statements in the 2008 Annual Report. References in this news release to "banking operations" relate to those excluding HSBC Financial and "Consumer Finance" refers to the businesses of HSBC Financial.

^^^    Calculated using guidelines issued by the Office of the Superintendent of Financial Institutions in accordance with Basel II capital adequacy framework. Tier 1 and total capital ratios at 30 September 2008 have not been restated to include HSBC Financial.

HSBC Bank Canada	Financial Commentary

Overview

HSBC Bank Canada recorded net income attributable to common shares for the three months ended 30 September 2009 of C$101 million, a decrease of C$19 million, or 15.8 per cent compared to C$120 million in the same quarter in 2008. Compared to the C$114 million achieved in the second quarter of 2009, net income attributable to common shares for the three months ended 30 September 2009 decreased by C$13 million, or 11.4 per cent. This includes the results of the Consumer Finance business which incurred a net loss attributable to common shares of C$10 million in the third quarter of 2009 compared to a net loss attributable to common shares of C$1 million for the same quarter of 2008 and a net loss attributable to common shares of C$17 million in the second quarter of the current year.

Commenting on the results, Lindsay Gordon, President and Chief Executive Officer of HSBC Bank Canada, said:

"Thanks to higher revenues from core banking and capital market activities, continued tight cost control and a fall in quarterly credit losses, HSBC Bank Canada has delivered improved underlying quarterly results through the year-to-date. Overall results were down compared to the same quarter in 2008 primarily due to a reduction in net interest margin and the second quarter of 2009 primarily as a result of a write down of a portion of our non-bank Asset Backed Commercial Paper portfolio both caused by market factors.

"Both HSBC Bank Canada and the HSBC Group maintain strong capital bases, with tier 1 capital ratios increasing further during the quarter. Our financial strength and strong liquidity position have enabled us to continue supporting our customers through the difficult economic environment. Although the economic outlook in Canada remains uncertain there are positive signs that the recession may be nearing an end and we will continue to leverage the HSBC Group's global capabilities to support our core customer relationships while managing costs and risks closely".

Net interest income

Net interest income for the third quarter of 2009 was C$368 million, compared with C$421 million for the same quarter in 2008, a decrease of C$53 million, or 12.6 per cent. Average interest earning assets decreased 1.6 per cent from C$63.6 billion to C$62.6 billion. In addition, there was a decrease in net interest margin to 2.33 per cent in the quarter compared with 2.63 per cent in the same quarter of 2008.

Net interest income from banking operations, which consists of Personal Financial Services, Commercial Banking and Global Banking and Markets, decreased by C$24 million or 7.8 per cent. This was as a result of a decrease in net interest margin to 1.89 per cent in the third quarter from 2.07 per cent in the same period last year. While average interest earning assets increased marginally from C$58.7 billion to C$59.1 billion, there was a shift into more liquid assets with a lower yield. Multiple reductions in the prime rate during 2008 and 2009 resulted in reduced interest income on our floating rate loans, which was not offset by an equal reduction in interest expense as our deposits re-priced downwards more slowly. Also impacting net interest margin was the reduction in the value of interest free funds and low interest deposits in a falling interest rate environment as well as the lower rates earned on government and other securities, which represented a higher proportion of earning assets compared to previous periods while interest earning loans fell to C$36.3 billion from C$39.8 billion for the same period in the prior year. Wider credit spreads experienced across the banking industry also adversely impacted the relative cost of wholesale funding compared with the same period in the prior year.

Net interest income for the Consumer Finance business decreased by C$29 million or 25.2 per cent compared to the same quarter in 2008 mainly as a result of a reduction in average receivables by C$1.0 billion or 22.2 per cent, including consumer finance, automobile and other loans. In addition, the current period includes a provision relating to merchant discounts.

Net interest income for the three months ended 30 September 2009 was C$368 million, unchanged from the second quarter of 2009. Net interest margin decreased to 2.33 per cent from 2.40 per cent recorded in the prior quarter. However, excluding the impact of the pricing adjustment noted above, total net interest margin was almost the same as the prior quarter while the net interest margin for banking operations increased by 4 basis points as a result of pricing initiatives on commercial loans to reflect the current credit environment, and the impact of fixed deposits re-pricing at lower rates.

On a year-to-date basis, net interest income was C$1,086 million in 2009, compared with C$1,269 million in the same period last year, a decrease of C$183 million, or 14.4 per cent. This was a result of lower average interest earning assets of C$62.2 billion compared to C$63.4 billion, together with the impact of a reduction of net interest margin to 2.33 per cent from 2.67 per cent. The reduction in average interest earning assets reflected the sale of the automobile loan portfolio in July 2008, as well as reduced customer borrowings, particularly in our commercial banking business while net interest margin was adversely impacted by the low interest rate environment and lower yields on liquid assets, which composed a higher proportion of the balance sheet.

Non-interest revenue

Non-interest revenue was C$190 million in the third quarter of 2009, compared with C$171 million for the same quarter in 2008, an increase of C$19 million, or 11.1 per cent. Revenues from customer banking activities, including deposit and payment service charges, trade finance and credit fees, were C$13 million higher in total than for the same quarter in 2008 reflecting the underlying strength and robustness of our core banking business. Capital market fees were C$18 million higher due to increased underwriting activity in 2009 and an increase in equity and debt markets which resulted in higher commissions earned on client trading activities. Investment administration fees were C$4 million lower reflecting the lower market values of customer portfolios compared to the prior year.

Trading revenue was C$40 million lower in the third quarter of 2009, mainly due to a mark down of C$42 million on non-bank Asset Backed Commercial Paper ("ABCP") arising from a credit rating downgrade on certain of the Master Asset Vehicle ("MAV") notes. Losses on available-for-sale ("AFS") and other securities were unchanged from the same quarter in 2008, although an other-than-temporary impairment ("OTTI") of C$11 million was recorded on certain AFS mortgage backed securities, compared to an OTTI of C$13 million on non-bank ABCP designated as AFS in 2008. Securitization income was C$9 million higher due to a higher volume of transactions. Other income was C$23 million higher due to a loss recorded on the sale of the auto loan portfolio in 2008, offset by a reduction in Canadian Investor Immigrant Program ("Canadian IIP") fees in 2009. Other net mark-to-market accounting gains and losses include the impact of changes in interest and foreign exchange rates and credit spreads on the recorded amounts of our own debt obligations designated at fair value, US dollar funding of US dollar denominated AFS securities where the corresponding translation gains or losses are recorded in shareholders' equity through accumulated other comprehensive income and derivatives used for hedging purposes. In the current quarter, an accounting gain of C$12 million arose from the impact of the strength of the Canadian dollar during 2009 compared to the US dollar offset by tightening of credit spreads and slight increases in long-term interest rates. In total, other net mark-to-market accounting gains were unchanged from the same period in the prior year.

Non-interest revenue for the three months ended 30 September 2009 was C$61 million or 24.3 per cent lower than the second quarter of 2009. Revenues from customer banking activities including deposit and payment fees, credit fees, and trade finance were ahead of the second quarter by C$6 million. Investment administration fees increased by C$2 million reflecting a gradual recovery in client investment balances due to higher equity markets and increased sales, and foreign exchange revenue increased by C$3 million. Trading revenues decreased by C$63 million mainly as a result of the impact of the credit rating downgrade on MAV notes of C$42 million compared to an increase in value recorded in the second quarter of C$11 million. Losses on AFS and other securities were C$35 million higher due to the impact of an increased OTTI on certain mortgage backed securities in the third quarter and certain realized gains on AFS securities recorded in the second quarter. Securitization income was C$20 million higher due to an increased volume of transactions combined with the impact of higher spreads due to lower securitization funding rates. Other net mark-to-market accounting gains and losses were lower than the second quarter largely due to reductions in longer term interest rates in the market partially offset by the impact of changing credit spreads.

On a year-to-date basis, non-interest revenue was C$684 million in 2009, compared with C$614 million in the same period last year, an increase of C$70 million, or 11.4 per cent. Deposit and payment service charges, credit fees and trade finance revenue increased in total by C$25 million and capital market fees increased by C$29 million. Investment administration fees were C$18 million lower due to lower market values of customer portfolios and foreign exchange revenues were C$5 million lower. Other income was C$9 million lower mainly as a result of a reduction in the number of closed "Canadian IIP" transactions. Trading revenue was C$7 million lower due to a C$23 million increase in the mark-to-market write down of non-bank ABCP. Excluding this charge, core trading income was C$16 million higher. Gains on AFS and other securities were C$20 million higher due to realized gains on AFS securities recognized in the second quarter noted above. Other net mark-to-market accounting gains and losses were C$37 million higher on a year-to-date basis than the previous year, reflecting the considerable strength of the Canadian dollar compared to the US dollar and falling interest rates partially offset by the impact of tightening credit spreads on the fair value of our own debt.

Non-interest expenses

Non-interest expenses were C$291 million in the third quarter of 2009, compared with C$314 million for the same period in 2008, a decrease of C$23 million, or 7.3 per cent. Salaries and employee benefits were C$3 million lower, reflecting a lower number of staff, particularly in the Consumer Finance business as a result of reductions in its branch network. Premises and equipment costs increased by C$4 million, in part as a result of increased amortization costs arising from investments in new equipment and technology. Other non-interest expenses were C$24 million lower due to lower commodity tax provisions, transaction related costs and information technology expenses as well as the impact of cost control measures. The cost efficiency ratio for the third quarter of 2009 decreased to 52.2 per cent from 53.0 per cent in the same period in 2008.

Non-interest expenses for the three months ended 30 September 2009 were C$12 million or 4.0 per cent lower compared with the second quarter of 2009. Salaries and employee benefits were little changed compared to the previous quarter. Premises and other costs were lower due to the ongoing impact of cost reductions in a number of categories.

On a year-to-date basis, non-interest expenses were C$885 million in 2009, compared with C$935 million in the same period last year, a decrease of C$50 million, or 5.3 per cent. Salaries and employee benefits were C$18 million lower, reflecting a lower number of staff, particularly in the Consumer Finance business as a result of reductions in its branch network and lower incentive compensation offset by higher costs incurred to reduce staffing levels. Premises and equipment costs increased by C$11 million, in part as a result of increased amortization costs as well as increased investments in new premises in key target markets. Other non-interest expenses were C$43 million lower due to reductions in information technology expenses, lower commodity tax provisions, certain transaction-related costs and the impact of cost control initiatives. Despite the lower cost base, as a result of the reduction in net interest income, the cost efficiency ratio for the first nine months of 2009 increased marginally to 50.0 per cent from 49.7 per cent in the same period in 2008.

Credit quality and provision for credit losses

The provision for credit losses was C$97 million for the third quarter of 2009, compared with C$86 million in the third quarter of 2008 and C$126 million in the second quarter of 2009. On a year-to-date basis, the provision for credit losses was C$384 million, compared with C$243 million for the same period in 2008. Provisions included C$50 million for the quarter and C$193 million year-to-date for banking operations, compared with C$22 million and C$72 million for the respective periods in 2008. Provisions for the Consumer Finance business included C$47 million for the quarter and C$191 million year-to-date, compared with C$64 million and C$171 million for the respective periods in 2008. Increases have mainly been driven by weak economic conditions impacting business loans and higher unemployment impacting the credit quality of our retail business, in particular the Consumer Finance business.

Gross impaired credit exposures were C$1,139 million at 30 September 2009, compared with C$932 million at 31 December 2008, and C$467 million at 30 September 2008. Total impaired exposures, net of specific allowances for credit losses, were C$898 million at 30 September 2009, compared with C$770 million at 31 December 2008 and C$365 million at 30 September 2008.

The general allowance for credit losses was C$468 million at 30 September 2009, an increase of C$15 million from 31 December 2008 and an increase of C$21 million from 30 September 2008, mainly due to higher provisions in the Consumer Finance business resulting from worsening economic conditions. The total allowance for credit losses, as a percentage of loans and acceptances outstanding, was 1.58 per cent at 30 September 2009, compared with 1.24 per cent at 31 December 2008 and 1.10 per cent at 30 September 2008.

Income taxes

The effective tax rate in the third quarter of 2009 was 29.3 per cent, compared to 33.3 per cent in the same quarter of 2008 and 29.5 per cent in the second quarter of 2009. The effective tax rate for the year-to-date in 2009 was 29.2 per cent, compared with 31.3 per cent for the same period in 2008. The reduction in tax rates was due to a lower statutory tax rate, together with the impact of certain eligible tax credits claimed in respect of previous years.

Balance sheet

Total assets at 30 September 2009 were C$71.6 billion, a decrease of C$0.4 billion from 31 December 2008 and little changed compared to 30 September 2008. The decrease from 31 December 2008 resulted from lower commercial credit demand and an extremely competitive environment for both personal and commercial deposits. Commercial loans and acceptances decreased from the end of 2008 by C$3.8 billion to C$24.5 billion. Although residential mortgages decreased during 2009, recent activity in housing markets resulted in higher mortgage originations in the second and third quarters of 2009. Overall, mortgage loans increased by 2.6 per cent compared with 31 December 2008, although after securitizations there was an overall decrease of C$0.5 billion or 4.2 per cent. Consumer loans and personal lines of credit in the Personal Financial Services business were up by C$0.4 billion to C$5.7 billion while receivables of the Consumer Finance business decreased by C$0.7 billion as a result of a run-off in the portfolio due to lower loan originations arising from credit tightening decisions. Liquidity remained strong at 30 September 2009, with more than C$24.2 billion of cash resources, securities and reverse repurchase agreements compared to C$19.4 billion at 31 December 2008 and C$19.1 billion at 30 September 2008.

Total deposits decreased by C$2.5 billion to C$49.5 billion at 30 September 2009 from C$52.0 billion at 31 December 2008 and C$51.2 billion at 30 September 2008. Personal deposits grew by C$0.8 billion over 31 December 2008 mainly driven by growth in the number of High Rate and Direct Savings accounts, and core commercial deposits grew by $0.4 billion, resulting from increased activity in our payments and cash management business. However, higher cost wholesale deposits, included in business and government deposits, decreased by C$3.4 billion as a result of lower client borrowings and funding from securitizations of C$2.6 billion.

Total assets under administration

An increase in equity markets as well as new product sales during the third quarter resulted in an increase in funds under management to C$27.0 billion at 30 September 2009 from C$21.3 billion at 31 December 2008 and C$24.6 billion at 30 September 2008. Including custody and administration balances, total assets under administration were C$37.4 billion, compared with C$30.5 billion at 31 December 2008 and C$33.3 billion at 30 September 2008.

Capital management and regulatory capital ratios

The tier 1 and total capital adequacy ratios calculated in accordance with the Basel II framework were 11.7 per cent and 14.4 per cent respectively at 30 September 2009, up from 31 December 2008 and up compared to the ratios of 10.6 per cent and 13.2 per cent respectively at 30 September 2008, which were not restated to reflect the acquisition of HSBC Financial.

Dividends

During the third quarter of 2009, the bank declared and paid C$70 million in dividends on HSBC Bank Canada common shares.

Regular quarterly dividends of 31.875 cents per share have been declared on HSBC Bank Canada Class 1 Preferred Shares - Series C, 31.25 cents per share on Class 1 Preferred Shares - Series D, 41.25 cents per share on Class 1 Preferred Shares - Series E and 7.75 cents per share on Class 2 Preferred Shares - Series B. Dividends will be payable on 31 December 2009, for shareholders of record on 15 December 2009.

Accounting policies adopted in 2009

Certain new accounting standards have become effective for 2009. This has resulted in a reclassification for the current and previous periods of the net carrying value of certain computer software costs from computer equipment included in land, buildings and equipment to intangible assets included in other assets although this has not resulted in any changes to the bank's total assets. In addition, corresponding amortization has been reclassified for the current and previous periods from premises and equipment expenses to other non-interest expense although there is no change in reported net income. Reference should be made to note 2 to the consolidated financial statements included in the third quarter 2009 report to shareholders.

Certain prior period amounts have been reclassified to conform to the current year's presentation. In addition, comparatives for the quarter and nine months ended 30 September 2008 have been restated to reflect the acquisition of HSBC Financial Corporation Limited accounted for using the continuity of interests method. Reference should be made to the bank's 2008 Consolidated Financial Statements included in the 2008 Annual Report and Accounts for more detailed information on the acquisition.

About HSBC Bank Canada

HSBC Bank Canada, a subsidiary of HSBC Holdings plc, has more than 260 offices including over 140 bank branches. With around 8,500 offices in 86 countries and territories and assets of US$2,422 billion at 30 June 2009, the HSBC Group is one of the world's largest banking and financial services organisations. Visit the bank's website at hsbc.ca for more information about HSBC Bank Canada and its products and services.

Media enquiries to:	Ernest Yee	604-641-2973
	Sharon Wilks	416-868-3878

Copies of HSBC Bank Canada's third quarter 2009 report will be sent to shareholders in November 2009.

Caution regarding forward-looking financial statements

This document may contain forward-looking statements, including statements regarding the business and anticipated financial performance of HSBC Bank Canada. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, technological change, global capital market activity, changes in government monetary and economic policies, changes in prevailing interest rates and foreign exchange, inflation level and general economic conditions in geographic areas where HSBC Bank Canada operates. Canada is an extremely competitive banking environment and pressures on interest rates and the bank's net interest margin may arise from actions taken by individual banks acting alone. Varying economic conditions may also affect equity and foreign exchange markets, which could also have an impact on the bank's revenues. In addition, there may be a number of factors relating to the valuation of non-bank ABCP. The factors disclosed above may not be complete and there could be other uncertainties and potential risk factors not considered here which may impact the bank's results and financial condition.

Canada	Summary

	Quarter ended			Nine months ended
Figures in C$ millions	30 September	30 June	30 September (1)	30 September	30 September	(1)
(except per share amounts)	2009	2009	2008	2009	2008

Earnings
Net income attributable to common shares	$101	$114	$120	$300	$458
Basic earnings per share (C$)	0.20	0.23	0.23	0.60	0.87

Performance ratios (%)
Return on average common equity	11.8	13.3	13.6	11.7	17.8
Return on average assets	0.55	0.64	0.65	0.56	0.83
Net interest margin^	2.33	2.40	2.63	2.33	2.67
Cost efficiency ratio^^	52.2	48.9	53.0	50.0	49.7
Non-interest revenue: total revenue ratio	34.1	40.5	28.9	38.6	32.6

Credit information
Gross impaired credit exposures	$1,139	$1,088	$467
Allowance for credit losses
- Balance at end of period	709	718	549
- As a percentage of gross impaired credit exposures	62%	66%	118%
- As a percentage of gross loans and acceptances	1.58%	1.54%	1.10%

Average balances
Assets	$72,924	$71,273	$73,930	$72,187	$73,545
Loans	39,743	41,032	44,178	41,180	44,224
Deposits	52,103	50,182	52,096	51,123	51,635
Common equity	3,366	3,441	3,512	3,417	3,428

Capital ratios (%)^^^
Tier 1	11.7	11.2	10.6
Total capital	14.4	13.8	13.2

Total assets under administration
Funds under management	$27,035	$24,469	$24,629
Custody accounts	10,336	9,451	8,667
Total assets under administration	$37,371	$33,920	$33,296

^ Net interest margin is net interest income divided by average interest earning assets for the period.
^^ The cost efficiency ratio is defined as non-interest expenses divided by total revenue.

^^^ Calculated using guidelines issued by the Office of the Superintendent of Financial Institution Canada in accordance with Basel II capital adequacy framework. 30 September 2008 ratios have not been restated to include HSBC Financial Corporation Limited.

(1) Restated to reflect the acquisition of HSBC Financial Corporation Limited.

Canada	Consolidated Statement of Income (Unaudited)

	Quarter ended				Nine months ended
Figures in C$ millions	30 September	30 June	30 September	(1)	30 September	30 September	(1)
(except per share amounts)	2009	2009	2008		2009	2008

Interest income:
Loans	$471	$496	$751		$1,518	$2,346
Securities	68	68	73		204	213
Deposits with regulated financial institutions	3	3	18		10	80
	542	567	842		1,732	2,639

Interest expense:
Deposits	138	159	366		522	1,188
Interest bearing liabilities of subsidiaries, other
than deposits	26	31	46		95	153
Debentures	10	9	9		29	29
	174	199	421		646	1,370

Net interest income	368	368	421		1,086	1,269

Non-interest revenue:
Deposit and payment service charges	29	27	27		83	82
Credit fees	43	39	32		116	94
Capital market fees	35	34	17		95	66
Investment administration fees	30	28	34		84	102
Foreign exchange	12	9	12		31	36
Trade finance	6	6	6		19	17
Trading revenue	(15)	48	25		74	81
Gains (losses) on available-for-sale and other
securities	(13)	22	(13)		9	(11)
Securitization income	24	4	15		63	65
Other	27	20	4		49	58
Other mark-to-market accounting gains (losses), net	12	14	12		61	24
	190	251	171		684	614
Total revenue	558	619	592		1,770	1,883

Non-interest expenses:
Salaries and employee benefits	164	165	167		489	507
Premises and equipment	40	43	36		124	113
Other	87	95	111		272	315
	291	303	314		885	935

Net operating income before provision for credit
losses	267	316	278		885	948

Provision for credit losses	97	126	86		384	243

Income before taxes and non-controlling
interest in income of trust	170	190	192		501	705
Provision for income taxes	48	54	62		141	215
Non-controlling interest in income of trust	6	7	6		19	19
Net income	$116	$129	$124		$341	$471
Preferred share dividends	15	15	4		41	13
Net income attributable to common shares	$101	$114	$120		$300	$458

Average common shares outstanding (000)	498,668	498,668	526,349		498,668	526,349
Basic earnings per share (C$)	0.20	0.23	0.23		0.60	0.87

(1) Restated to reflect the acquisition of HSBC Financial Corporation Limited.

HSBC Bank Canada	Condensed Consolidated Balance Sheet (Unaudited)

	At 30 September	At 31 December	At 30 September (1)
Figures in C$ millions	2009	2008	2008

Assets
Cash resources:
Cash and non-interest bearing deposits with the Bank of Canada
and other banks	$1,190	$434	$535
Deposits with regulated financial institutions	1,278	1,421	2,110
	2,468	1,855	2,645

Securities:
Available-for-sale	11,835	9,683	7,994
Held-for-trading	2,085	1,079	1,377
Other	41	56	54
	13,961	10,818	9,425

Securities purchased under reverse repurchase agreements	7,743	6,682	7,048

Loans:
Business and government	19,000	23,067	22,644
Residential mortgages	11,353	11,869	12,482
Consumer finance loans	3,334	4,029	4,205
Other consumer loans	5,698	5,296	5,217
Allowance for credit losses	(709)	(615)	(549)
	38,676	43,646	43,999
Other:
Customers' liability under acceptances	5,507	5,209	5,461
Derivatives	1,230	2,448	999
Land, buildings and equipment	127	126	135
Other assets	1,907	1,265	1,791
	8,771	9,048	8,386
	$71,619	$72,049	$71,503

Liabilities and shareholders' equity
Deposits:
Regulated financial institutions	$1,017	$1,264	$1,486
Individuals	21,862	21,064	19,721
Businesses and governments	26,589	29,634	29,982
	49,468	51,962	51,189
Other:
Acceptances	5,507	5,209	5,461
Interest bearing liabilities of subsidiaries, other than deposits	3,363	4,164	4,776
Derivatives	1,091	2,023	917
Securities sold under repurchase agreements	2,894	715	353
Securities sold short	1,046	631	856
Other liabilities	2,657	1,974	2,852
Non-controlling interest in trust and subsidiary	430	430	430
	16,988	15,146	15,645

Subordinated debentures	834	788	796
Shareholders' equity:
Capital stock
Preferred shares	946	696	350
Common shares	1,225	1,225	1,293
Contributed surplus	5	-	238
Retained earnings	2,035	1,950	1,994
Accumulated other comprehensive income	118	282	(2)
	4,329	4,153	3,873
Total liabilities and shareholders' equity	$71,619	$72,049	$71,503

(1) Restated to reflect the acquisition of HSBC Financial Corporation Limited.

Canada	Condensed Consolidated Statement of Cash Flows (Unaudited)

	Quarter ended			Nine months ended
	30 September	30 June	30 September (1)	30 September	30 September	(1)
Figures in C$ millions	2009	2009	2008	2009	2008

Cash flows provided by (used in):
- operating activities	$493	$(95)	$417	$531	$1,150
- financing activities	899	324	(718)	(1,117)	1,731
- investing activities	(890)	13	298	1,343	(2,890)

Increase (decrease) in cash and cash equivalents	502	242	(3)	757	(9)
Cash and cash equivalents, beginning of period	675	433	522	420	528
Cash and cash equivalents, end of period	$1,177	$675	$519	$1,177	$519

Represented by:
- Cash resources per balance sheet	$1,190	$688	$535
- less non-operating deposits^	(13)	(13)	(16)
- Cash and cash equivalents, end of period	$1,177	$675	$519

^ Non-operating deposits are comprised primarily of cash restricted for recourse on securitization transactions.

(1) Restated to reflect the acquisition of HSBC Financial Corporation Limited.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date:  11 November 2009